UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Evofem Biosciences, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

30048L104

(CUSIP Number)

Peter S. Garcia

PDL BioPharma, Inc.

932 Southwood Boulevard

Incline Village, NV 89451

(775) 832-2500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 10, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 30048L104	13D

1.	Name of Reporting Person: PDL BioPharma, Inc.
2.	Check the Appropriate Box if a Member of Group (See Instructions): (a) ☐ (b) ☐
3.	SEC Use Only:
4.	Source of Funds: WC
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned By Each Reporting Person With:	7.	Sole Voting Power: 13,333,334
	8.	Shared Voting Power: 0
	9.	Sole Dispositive Power: 13,333,334
	10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 13,333,334
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐
13.	Percent of Class Represented By Amount In Row (11): 28.7%
14.	Type of Reporting Person: CO

This Amendment No. 1 to Schedule 13D (“Amendment No. 1”) is filed by PDL BioPharma, Inc. (the “Reporting Person”) to amend and supplement the Schedule 13D originally filed on April 18, 2019 (the “Schedule 13D”), relating to the shares of common stock, par value $0.0001 per share (the “Common Stock”), of Evofem BioSciences, Inc., a Delaware corporation (the “Issuer”).

Item 1. Security and Issuer

This Amendment No. 1 relates to the Common Stock of the Issuer. The Issuer’s principal executive office is located at 12400 High Bluff Drive, Suite 600, San Diego, CA 92130.

Item 3. Source and Amount of Funds or Other Consideration

The information set forth in Item 3 of the Schedule 13D is hereby amended and restated in its entirety as follows:

On April 10, 2019, the Issuer entered into a Securities Purchase Agreement with the Reporting Person and certain other purchasers (the “Securities Purchase Agreement”), pursuant to which, on April 11, 2019, the Reporting Person purchased 6,666,667 shares of Common Stock, at a price of $4.50 per share, and received warrants to purchase 1,666,667 shares of Common Stock. The warrants have an exercise price of $6.38 per share, a seven year term and will become exercisable at any time on or after the date that is six (6) months following the issuance date.

On June 10, 2019, pursuant to the Reporting Person’s right in the Securities Purchase Agreement, the Reporting Person purchased 6,666,667 additional shares of Common Stock, at a price of $4.50 per share, and received warrants to purchase up to an additional 1,666,667 shares of Common Stock for an aggregate purchase price of approximately $30.0 million in a second closing (the “Second Closing”). The warrants have an exercise price of $6.38 per share, a seven-year term and will become exercisable at any time on or after the date that is six (6) months following the issuance date.

The source of funds for the purchase of securities pursuant to the Securities Purchase Agreement was working capital of the Reporting Person and the aggregate purchase price was $60,000,003.

Item 4. Purpose of Transaction

The information set forth in Item 4 of the Schedule 13D is hereby amended and supplemented with the following information:

Pursuant to the Securities Purchase Agreement, on June 10, 2019, the Reporting Person purchased 6,666,667 additional shares of Common Stock and received warrants to purchase 1,666,667 shares of Common Stock. The purchase price per share and warrant exercise price per share for securities sold in the Second Closing are the same as those already sold under the Securities Purchase Agreement.

As set forth in the Securities Purchase Agreement, at the Second Closing, the Reporting Person was granted the right to designate a member of the Issuer’s board of directors for so long as the Reporting Person continues to hold at least 12.5% of the Issuer’s issued and outstanding stock. At the Second Closing, Dominique Monnet, President and CEO of the Reporting Person, was appointed as a Class I member of the Issuer’s board of directors. In addition, pursuant to the Securities Purchase Agreement, the Reporting Person was granted observer rights, for so long as the Reporting Person continues to hold at least 12.5% of the Issuer’s issued and outstanding stock.

General

The Reporting Person acquired the securities described herein for investment purposes and it intends to review its investments in the Issuer on a continuing basis. Any actions the Reporting Person might undertake may be made at any time and from time to time without prior notice and will be dependent upon the Reporting Person’s review of numerous factors, including, but not limited to: an ongoing evaluation of the Issuer’s business, financial condition, operations and prospects; price levels of the Issuer’s securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments.

The Reporting Person may acquire additional securities of the Issuer, or retain or sell all or a portion of the securities of the Issuer then held, in the open market or in privately negotiated transactions. Further, the Reporting Person may engage in the transfer of shares to various entities controlled by them for corporate planning purposes. In addition, the Reporting Person, including its designee to the Issuer’s board of directors, may engage in discussions with management, the board of directors, and shareholders of the Issuer and other relevant parties regarding potential corporate transactions, such as: mergers, take private transactions, or reorganizations or other transactions that could result in the de-listing or de-registration of the Common Stock of the Issuer; sales or acquisitions of assets or businesses; changes to the capitalization or dividend policy of the Issuer; or other material changes to the Issuer’s business or corporate structure, including changes in management or the composition of the Issuer’s board of directors. There can be no assurance, however, that any Reporting Person will propose such a transaction, that any proposed transaction would receive the requisite approvals from the respective governing bodies and securityholders, as applicable, or that any such transaction would be successfully implemented.

Item 5. Interest in Securities of the Issuer

The information set forth in Sections (d) and (e) of Item 5 of the Schedule 13D remains unchanged.

The information set forth in Sections (a) and (b) and (c) of Item 5 of the Schedule 13D is amended and restated in its entirety as follows:

(a) The Reporting Person is the record holder of, and has the sole power to vote or to direct the vote and sole power to dispose or to direct the disposition of, 13,333,334 shares of Common Stock, which represents 28.7% of the Issuer’s Common Stock outstanding, based on 46,478,802 shares of Common Stock outstanding following the issuance of the shares of Common Stock described in Item 3 herein.

(b) The Reporting Person is a publicly traded company with common stock listed on the Nasdaq stock market. The Reporting Person is the direct beneficial owner of 13,333,334 shares of Common Stock, with respect to which it has sole voting and dispositive power.

(c) Except as described in Item 3 and Item 4, neither the Reporting Person nor any Related Persons has effected any transactions in the Issuer’s Common Stock since the filing of the Schedule 13D.

CUSIP No. 30048L104	13D

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 10, 2019	PDL BioPharma, Inc.

/s/ Peter S. Garcia
	By:	Peter S. Garcia
	Title:	Chief Financial Officer